* KH 3/18

15025390

SECURITIE ... ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26807

SEC MAIL PROCESSING RECEIVED MAR 11 2015 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paulson Investment Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 SW Fifth Ave. Suite 1460
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name - *if individual, state last, first, middle name)*

601 Union Street	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/18

OATH OR AFFIRMATION

I, Byron Crowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paulson Investment Company, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
COREY EATON
Notary Public - State of Illinois
My Commission Expires Jan 14, 2018

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PAULSON INVESTMENT COMPANY LLC

Annual Statement of Financial Condition

December 31, 2014

Paulson Investment Company, LLC
Annual Statement of Financial Condition
December 31, 2014

Contents

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Paulson Investment Company, LLC
Portland, Oregon

We have audited the accompanying statement of financial condition of Paulson Investment Company, LLC ("the Company"), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014, in accordance with accounting principles generally accepted in the United States.

Peterson Sullivan LLP

March 10, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

Paulson Investment Company LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	2,991,425
Receivable from brokers and clearing organizations		65,418
Notes and other receivables, net of allowance of $13,000		609,607
Marketable securities, at fair value		572,000
Underwriter warrants, at fair value		2,199,000
Fixed assets, net of accumulated depreciation and amortization of $57,062		90,144
Other assets		196,644
Total Assets	$	6,724,238
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	95,303
Compensation, employee benefits & payroll taxes payable		465,265
Underwriter warrants payable to employees, at fair value		775,000
Other liabilities		106,612
		1,442,180
Liabilites subordinated to the claims of general creditors		250,000
Total Liabilities		1,692,180
Members' Equity		5,032,058
Total Liabilities and Members' Equity	$	6,724,238

See accompanying notes to the Statement of Financial Condition

1. Organization and Nature of Business

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer, primarily acting as managing underwriter, placement agent or selling group member of initial and follow on public offerings, private investments in public equity instruments and private placements for smaller companies. In addition, the Company also acts as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with its clearing broker-dealer, RBC Correspondent Services (the Clearing Broker). The Company conducts business throughout the United States, and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash Equivalents - Cash equivalents consists of highly liquid investments with maturities of three months or less.

Fixed Assets – Fixed assets are stated as cost, less accumulated depreciation and amortization. Furniture and equipment depreciation is generally computed using the straight line method over their estimated useful lives (typically 3 to 5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of the related leases.

Investments in Securities – The Company values investments in marketable securities at their last sales price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net trading loss on the statement of operations.

Income Taxes – During the year ended December 31, 2014, the Company changed its structure from a Subchapter C Corporation to an LLC, and has elected to be taxed as a partnership. As such the Company is no longer subject to income taxes. Taxes, if any, are the responsibility of the member. The member is required to report separately on its income tax return its distributive share of taxable income or loss of the Company. The Company is no longer subject to federal, state or local tax examinations by authorities for years before 2011.

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to provisions of the SEC's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined. With respect to the SEC's customer protection rule (Rule 15c3-3) the Company operates under paragraph (k)(2)(ii) and, accordingly, is exempt from the remaining provisions of the rule.

3. Restructuring of the Company

During fiscal year 2013, the Company, which was formerly a wholly owned subsidiary of Paulson Capital Corp. ("PCC"), began the process of restructuring the company to better to be able to achieve its goals of primarily offering boutique investment banking services to clients seeking early and late stage private financings. This restructuring involves bringing in new investment partners and restructuring the management team, while leveraging the existing broker-dealer platform. In 2013, PCC successfully received additional financing through the issuance of convertible notes and Series B Preferred Stock.

During fiscal 2014, the Company completed the restructuring efforts by taking several major actions. First, it changed the corporate structure from corporation to a limited liability company (the "Converted Entity"). Second, the Company, through PCC, set up a trust (the "Trust") for the benefit of certain former shareholders of PCC (the "Legacy Shareholders") to hold certain non-operating assets of the Company (the "Trust Assets") that were to be distributed to the Legacy Shareholders. Third, on July 25, 2014, the Company then distributed to the Trust these Trust assets, which included certain underwriter warrants, trading and investment securities, the proceeds from the sale of an insurance policy, and certain other cash and receivables, all in return for the currently outstanding shares of common stock. In addition, all preferred stock was converted to membership units as well. Further, concurrent with this transaction, all outstanding convertible debt securities issued by the Company were converted into membership units so that as of the effective date of the transaction, the Company had no convertible notes or other indebtedness outstanding to creditors (outside of creditors from normal business operations).

As a result of these actions, the Company's ownership structure changed. The new structure and the specific reason for the change is as follows:

- River Integrity Investments, LLC ("River Integrity"), which previously held a promissory note issued by the Company on January 14, 2013, as amended and restated on April 9, 2014, in the principal amount of $1.5 million, converted all its outstanding principal and interest under its promissory note into a 35% membership interest, all of which are in Series A units in the Converted Entity at the time of the restructuring.

- River Integrity, which, in addition to the promissory note described above, held 215,438 shares of Series B Preferred Stock of the Company that were purchased on June 26, 2013 for $1.5 million, exchanged all of its shares of Series B Preferred Stock of the Company for a 12.5% membership interest, 50% of which are in Common units and 50% in Series B units in the Converted Entity at the time of the restructuring.

- DTA Investments LLC, which held a promissory note issued by the Company on September 30, 2013, as amended and restated on April 10, 2014, in the principal amount of $700,000, converted all outstanding principal under its promissory note into an 11.6% membership interest, all of which are in Common units, in the Converted Entity at the time of the restructuring.

- Three members of the management team of the Company were each issued a 13.63% membership interest, all of which are in Common units, in the Converted Entity at the time of the restructuring in return for past services supplied to the Company.

Additional units were issued subsequent to the restructuring. A member's liability is generally limited to the amount invested. Membership units and liquidation preferences are as follows:

Type of Member Unit	Units at 12/31/14 Authorized	Units at 12/31/14 Outstanding	Amount	Liquidation Preferences
Common	10,000	5,875	$ 2,551,203	No preference in liquidation
Series A	3,500	3,500	1,519,866	Holders shall receive preference in liquidation after satisfation of Series B&C Unit holders obligations but before satisfaction of Common unit holders obligations.
Series B	625	625	271,405	Holders shall receive preference in liquidation after satisfation of Series C Unit holders obligations but before satisfaction of Preferred A and Common unit holders obligations.
Series C	1,764	1,588	689,585	Holders shall receive preference in liquidation over other Unit holders
			$ 5,032,058	

Liquidation preferences generally represent original amounts invested less distributions to date.

As a result of all of these actions, the Company incurred certain liabilities, which are shown on the statement of financial condition as of December 31, 2014.

It is expected that the Trust Assets will be liquidated and distributed to the Legacy Shareholders over time. During this time the Company will have no access or rights to the Trust Assets, but the Trust Assets may be subject to the claims of the Company's general creditors.

4. Securities Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Level 1 and Level 2 assets consist of marketable securities. The Company uses quoted market prices in valuing these assets. Securities are sufficiently liquid are considered Level 1; securities that are not sufficiently liquid are considered level 2.

The Company's Level 3 assets consist of Underwriter Warrants received in connection with investment banking services rendered. These warrants include warrants owned outright by the Company, and also warrants in which certain employees have a claim as a result of their compensation structure. These warrants generally have a five year expiration date and vest immediately. The Company values these warrants using the Black-Scholes Option Pricing Model, which takes into account five specific inputs: stock price, risk free rate, exercise price, time remaining and price volatility. The first four of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. For publically traded companies with significant market activity, the volatility is derived primarily from the historical prices of its underlying common stock. For publically traded companies with limited market activity, and for private companies, the volatility is based on the volatility index of comparable companies. There is no assurance that the Company will be able to exercise any of these warrants in a way that will realize the fair value that has been recorded in the financial statements based on this model. Underwriter warrants payable to employees represent warrants that are held by the Company, but are distributable to employees as compensation at December 31, 2014. The value of such warrants distributed to employees during the year are included in compensation in the statement of operations.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ 572,000	-	$ -	$ 572,000
Underwriter warrants	-	-	2,199,000	2,199,000
Underwriter warrants payable to the employees	-	-	(775,000)	(775,000)

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of activity related to our Level 3 financial assets and liabilities:

	Not Readily Marketable Investment Securities	Underwriter Warrants	Underwriter Warrants Payable to Employees
Balance, December 31, 2013	$ 1,122,000	$ 5,276,000	$ (3,641,035)
Transfer of non-marketable securities to marketable securities (to Level 1)	(200,000)	-	-
Fair value of securities received included as a component of commission revenue	-	2,808,221	-
Fair value of securities received included as a component of compensation expense	-	-	(618,493)
Purchases of securities	203,248	-	-
Sale of non-marketable securities	(245,436)	-	-
Transfer of non-marketable securities to former parent	(585,000)	(321,533)	-
Net loss included as a component of net loss from securities	(294,812)	(1,409,828)	-
Net gain included as a component of commission expense	-	-	957,528
Fair value of underwriter warrants distributed to employees	-	(2,527,000)	2,527,000
Distributions of warrants to employees included as a component of commission expense	-	(1,626,860)	-
Balance, December 31, 2014	$ -	$ 2,199,000	$ (775,000)

The following presents a summary of quantitative information about level 3 fair value measurements:

	Fair Value at December 31, 2014	Valuation Technique	Unobservable Input	Range Minumim	Range Maximum	Weighted Average
Underwriter warrants	2,199,000	Black-Scholes Option Pricing Model	Volatility index of comparable companies	78.5%	160.0%	116.0%
Underwriter warrants payable to employees	(775,000)					

5. Notes and other receivables

The Company has both forgivable notes receivable and other standard receivables.

As of December 31, 2014, the forgivable notes receivable totaled $1,263,272. Such notes are with employees, are of two to five year durations, bear between 1% and 5% interest, and are forgivable over stated periods if employees meet certain performance milestones. As per the Company's policy, such loans are amortized on a straight line basis over the life of the respective loans, and as of December 31, 2014, the unamortized portion was $424,282 which is included in the Notes and Other Receivables on the statement of financial condition. While these loans do contain a stated interest, interest is not accrued as it is likely that these amounts will be forgiven as the notes are forgiven. In the unlikely event these loans are not forgiven because the terms of the forgiveness are not met, the full amount of the loan, along with the accrued interest shall be due and payable to the Company.

The Company also has receivables, primary from brokers for draws, advances and expenses in excess of commissions. As of December 31, 2014, the full value of these receivables is $168,324. Based on the past experience, the Company has established a reserve of $13,000 on such balances to provide for potential defaults. The net value of $155,325 is included in the Notes and Other Receivables on the statement of financial condition.

Receivables are reviewed on a regular and continual basis by management and, if events or changes in circumstances cause us to doubt the collectability of contractual payments, a receivable will be assessed for impairment. The Company considers a receivable to be impaired when, based on current information and events, is believes it is probable that the Company will be unable to collect all amounts due according to contractual terms of the receivable agreement. When management determines collection to be doubtful, and allowance for amounts receivable is recorded and the receivable is places on a non-performing (non-accrual) status. Payments received on non-accrual receivables are applied first to reduce the outstanding interest, and then applied to the receivable unless management determines impairment is likely in which case payments are applied to the outstanding receivable balance (cost recovery method)

Interest received on impaired receivables is recorded using the cash receipts method unless management determines further impairment is probable. No impairment loss is recorded if the carrying amount of the receivable (principal and accrued interest) is expected to be fully recovered through borrower payments and enforcement action against the borrowers collateral, is any.

Allowance for Doubtful Accounts
The conclusion that a receivable may become uncollectible, in whole or in part, is a matter of judgment. We do not have a formal risk rating system. Receivables and the related accrued interest are analyses on an individual and continuous basis for recoverability.

Delinquencies are determined upon contractual terms. A provision is made for doubtful accounts to be adjust the allowance for doubtful accounts to an amount considered to be adequate, with due consideration to workout agreements, to provide for unrecoverable receivables and receivables, including impaired receivables. Other receivables and accrued interest, uncollectable receivables and related interest receivable are posted directly to the allowance account once it is determined that the full amount is not collectable.

Allowance for receivables from employees principally consists of uncollectable unsecured forgivable promissory notes to registered representatives that are forgiven over a specific period, typically over five years, if the borrower remains an employee of the Company. Any amounts remaining under the note become due immediately when the individual either leaves the Company voluntarily or is terminated. Amounts from Corporate finance clients principally consist of bridge loans and other advances to underwriting clients.

The following is a summary of the Company's allowance for doubtful accounts:

Allowance	
Allowance for doubtful accounts as of December 31, 2013	$ 907,541
Bad debt expense	124,148
Removal of allowance for receivables distibuted to former parent	(809,744)
Additional direct write-offs against allowance	(208,945)
Recoveries of assets previously written-off	-
Allowance for doubtful accounts as of December 31, 2014	$ 13,000

6. Subordinated Debt Agreement

The Company issued an unsecured note subordinated to the claims of general creditors in the amount of $250,000 with a stated interest rate of 8%. Such note matures October 1, 2015.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $2,429,318 which was $2,329,318 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.59 to 1.

8. Income Taxes

As discussed in Notes 1 and 3, on July 25, 2014 in connection with the Company's change in corporate structure, it elected to be taxed as a partnership. As such, the Company is no longer subject to income taxes. Taxes, if any, are the responsibility of the member. The Company had no tax liability as of the date of the restructuring, and all tax carryforwards existing at the time of the restructuring have been forfeited.

9. Commitments and Contingencies

The Company leases office space under the terms of various non-cancelable operating leases thru 2018. The leases are all subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. The future annual lease payments for the years ending December 31 are as follows:

2015	$ 348,570
2016	258,942
2017	226,961
2018	111,020
	$ 945,493

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2014 and through the date of this report there were no such claims.

There are no guarantees made by the Company that may result in a loss or future obligations as of December 31, 2014.

10. Market and Counterparty Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

11. Concentrations of Credit Risk

During the year ended December 31, 2014, the Company earned 100% of its underwriting revenues from five customers, and 65% of its commissions were earned from three customers.

During the course of the year ended December 31, 2014, the bank balances on occasion were in excess of the FDIC insurance limit.

12. Subsequent Events

Management has evaluated the impact of all subsequent events through the issuance date of the financial statements and has determined that there were no subsequent events requiring disclosure in these financial statements.